Filed Pursuant to Rule 433

Registration Statement No. 333-289089 and 333-289089-01

Pricing Term Sheet

PIEDMONT OPERATING PARTNERSHIP, LP, AS ISSUER

PIEDMONT REALTY TRUST, INC., AS GUARANTOR

$400,000,000 5.625% Senior Notes due January 15, 2033

Issuer:	Piedmont Operating Partnership, LP

Guarantor:	Piedmont Realty Trust, Inc.

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Maturity:	January 15, 2033

Coupon:	5.625%

Public Offering Price:	99.364% of the principal amount

Yield to Maturity:	5.732%

Spread to Benchmark Treasury:	T+185 bps

Benchmark Treasury:	3.750% due October 31, 2032

Benchmark Treasury Price and Yield:	99-06+ / 3.882%

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB-

Interest Payment Dates:	January 15 and July 15 commencing July 15, 2026

Optional redemption:

Make-Whole Call:	Prior to November 15, 2032 (two months prior to the maturity date), based on the Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points.

Par Call:	On or after November 15, 2032 (two months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Trade date:	November 13, 2025

Settlement date:	November 20, 2025 (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the additional notes who wish to trade the additional notes prior to the first business day preceding the closing date of this offering should consult their advisors.

CUSIP:	720198 AK6

ISIN:	US720198AK68

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC Truist Securities, Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, TD Securities USA (LLC) at 1-855-495-9846, or Truist Securities, Inc. at 1-800-685-4786.